SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the plan year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from             to

Commission file number 1-8014

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Nielsen Company Profit-Sharing

Retirement and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RR Donnelley

77 West Wacker Drive

Chicago, IL 60601-1626

REQUIRED INFORMATION

Attached hereto are The Nielsen Company Profit-Sharing Retirement and 401(k) Plan audited financial statements for the fiscal years ended December 31, 2003 and 2002, and supplemental schedule of assets held (at end of year) for the fiscal year ended December 31, 2003. All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the conditions under which they are required are not present.

THE NIELSEN COMPANY PROFIT-SHARING

RETIREMENT AND 401(K) PLAN

SUPPLEMENTAL SCHEDULES OMITTED—All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Nielsen Company Profit-Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Nielsen Company Profit-Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, OH

June 28, 2004

THE NIELSEN COMPANY PROFIT-SHARING

RETIREMENT AND 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
INVESTMENTS—AT FAIR VALUE:
Mutual funds	$19,791,974	$16,114,950
Participant loans	879,635	800,985
Moore Wallace Corporation Common Stock Fund	415,588	110,882

Total investments	21,087,197	17,026,817

RECEIVABLES:
Participant contributions		33,496
Employer contribution		9,983

Total receivables		43,479

LIABILITIES:
Excess contributions payable	(22,099)

NET ASSETS AVAILABLE FOR BENEFITS	$21,065,098	$17,070,296

See notes to accompanying financial statements.

THE NIELSEN COMPANY PROFIT-SHARING

RETIREMENT AND 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

CONTRIBUTIONS:
Participant contributions	$1,445,745
Employer contributions	400,658
Rollover contributions	69,526

Total contributions	1,915,929

INVESTMENT INCOME:
Net appreciation in fair value of mutual funds	3,255,650
Net appreciation in fair value of Moore Wallace Corporation Common Stock Fund	185,571
Interest and dividends	262,838

Net investment income	3,704,059

DEDUCTIONS:
Benefits paid to participants	(1,580,923)
Deemed distributions of loans to participants	(26,886)
Administrative expenses	(17,377)

Total deductions	(1,625,186)

INCREASE IN NET ASSETS	3,994,802

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	17,070,296

End of year	$21,065,098

See notes to financial statements.

THE NIELSEN COMPANY PROFIT-SHARING

RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following description of The Nielsen Company Profit-Sharing Retirement and 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was established for the purpose of providing savings incentives and security for the retirement of employees who become members, benefits for totally and permanently disabled members, and death benefits for beneficiaries of deceased members.

A fund was created to receive, hold and invest contributions payable by The Nielsen Company (the “Company”), a wholly-owned subsidiary of Moore Wallace Incorporated. The retirement committee of the Board of Directors of Moore Wallace Incorporated controls and manages operations and administration of the Plan. Fidelity Investments serves as the trustee and recordkeeper of the Plan.

Eligibility—Employees are eligible to participate in the Plan if they are 21 years old and have completed one year (a minimum of 1,000 hours during the year) of credited service to the Company.

Contributions—Eligible employees may elect to contribute up to 18% of their annual compensation to the Plan, thereby deferring income tax on those contributions. Employer contributions to the Plan are determined at the discretion of the Board of Directors, not to exceed amounts allowable under the Internal Revenue Code. Company contributions, as well as forfeitures of nonvested account balances, are allocated among participant accounts as provided by the Plan.

In 2003, certain participants contributed more than those amounts allowable under the Internal Revenue Code. A payable of $22,099 has been recorded at December 31, 2003 and participants will be refunded those amounts in the Plan year 2004.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution, forfeitures and Plan earnings. Participants of the Plan can change investment and contribution allocations on a daily basis. Company contributions are invested according to the contribution allocation of a participant’s tax deferred contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may also contribute amounts distributed from other qualified defined benefit plans.

Vesting—Participants are at all times fully vested and have a nonforfeitable interest in their before-tax contributions account and rollover contributions account. Participants other than Litho employees shall be vested in the contributions made to the Plan by the Company as follows:

Years of Service	Nonelective Vesting Percentage	Matching Vesting Percentage
Less than two years	—%	—%
Two but less than three	20%	20%
Three but less than four	30%	40%
Four but less than five	40%	60%
Five but less than six	60%	80%
Six but less than seven	80%	100%
Seven years and over	100%	100%

Litho plan participants shall be vested in the contributions made to the Plan by the Company as follows:

	Nonelective Vesting Percentage		Matching Vesting Percentage
Years of Service	Hired prior to October 1, 1999	Hired on or after October 1, 1999
Less than one year	—%	—%	—%
One but less than two	15%	20%	15%
Two but less than three	30%	30%	30%
Three but less than four	45%	40%	45%
Four but less than five	60%	60%	60%
Five but less than six	75%	80%	80%
Six but less than seven	90%	100%	100%
Seven years and over	100%	100%	100%

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.

Participant Loans—Participants may borrow from their vested account balances, a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance in the Plan or $50,000. The loans are repayable via payroll deduction over no more than five years, bear interest according to bank rates at the time of issue and are collateralized by the participant’s account balance.

Payment of Benefits—Participants who terminate employment before retirement will be entitled to receive the vested amount in their Plan account at the time of termination. Participants eligible for benefits upon retirement, death or disability may elect to receive payments in a lump sum or approximately equal installments over the participant’s tabular life expectancy. Effective January 1, 2000, upon attainment of age 59 1/2, participants may withdraw all or a portion of their account balance prior to termination.

Net assets available for benefits at December 31, 2003 and 2002 includes $1,406,705 and $1,314,850, respectively, of account balances attributable to terminated participants.

Administrative Expenses—Certain expenses of administrating the Plan are paid by the Company, while other administrative expenses are paid from the assets of the Plan.

Forfeited Accounts—Forfeited non-vested accounts are used to reduce future administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting—The accounting records of the Plan are maintained on the accrual basis of accounting.

Investment Valuation—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Income (loss) on sales of investments is recognized on the trade date; dividend and interest income is recognized when declared and accrued. Participant loans are valued at the outstanding loan balance.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in various securities including mutual funds. Investment securities in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payments of Benefits—Benefits are recorded when paid. There were no amounts for which participants withdrew from the Plan but were unpaid as of December 31, 2003 or 2002.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits as of:

	December 31,
	2003	2002
Investments:
Fidelity Advisor Equity Growth Fund—Class T	$8,444,473	$5,991,378
Janus Advisor Balanced Fund	4,509,485	4,112,923
Fidelity Advisor Government Investment Fund—Class T	1,797,164	2,350,457
Fidelity Advisor Short Fixed Income Fund—Class T	1,316,172	1,370,040
NB Genesis Advisor Fund	1,707,224	1,173,400
Fidelity Advisor Overseas Fund—Class T	N/A	913,267
Fidelity Advisor Diversified International Income Fund—Class T	1,482,385	N/A

During the year ended December 31, 2003, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated in value by $3,255,650 as shown below:

Fidelity Advisor Equity Growth Fund—Class T	$1,945,591
Janus Advisor Balanced Fund	486,562
Fidelity Advisor Overseas Fund—Class T	152,687
NB Genesis Advisor Fund	384,920
Fidelity Advisor Growth & Income Fund—Class T	68,346
Fidelity Advisor Government Investment Fund—Class T	(51,649)
Fidelity Advisor Short Fixed Income Fund—Class T	9,812
Fidelity Advisor Diversified International Income Fund—Class T	259,381

$3,255,650

4.	RELATED PARTY TRANSACTIONS

Included in Plan assets at December 31, 2003 are 21,083 shares of common stock of Moore Wallace Incorporated. As of December 31, 2003, the stock had an original cost of $398,847 and a market value of $394,885. Included in the Moore Wallace Corporation Common Stock Fund is $20,703 of cash.

Certain Plan investments are shares of the funds managed by the trustee and qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan for trustee and investment management services amounted to $17,377 for the year ended December 31, 2003.

5.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 22, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan’s management believes the Plan is currently being operated in compliance with the Internal Revenue Code and the Plan and related Trust continue to be tax exempt. Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their Company contributions.

******

SUPPLEMENTAL SCHEDULE

THE NIELSEN COMPANY PROFIT-SHARING

RETIREMENT AND 401(K) PLAN

SCHEDULE H, PART IV LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Number of Shares	Description of Investment	Market Value
		MUTUAL FUNDS:
	78,529	NB Genesis Advisor Fund	$1,707,224
	191,161	Janus Advisor Balanced Fund	4,509,485
*	178,467	Fidelity Advisor Government Investment Fund—Class T	1,797,164
*	137,101	Fidelity Advisor Short Fixed Income Fund—Class T	1,316,172
*	33,652	Fidelity Advisor Growth & Income Fund—Class T	535,071
*	189,678	Fidelity Advisor Equity Growth Fund—Class T	8,444,473
*	94,359	Fidelity Advisor Diversified International Income Fund—Class T	1,482,385

		Total mutual funds	19,791,974
*	21,083	MOORE WALLACE INCORPORATED COMMON STOCK FUND	415,588
		PARTICIPANT LOANS (interest rates ranging from 6.00% to 9.00%, maturing through 2013)	879,635

		TOTAL ASSETS (HELD AT END OF YEAR)	$21,087,197

*	Represents a party-in-interest as defined by ERISA.

SIGNATURES

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934, Moore North America, Inc., the administrator of The Nielsen Company Profit-Sharing Retirement and 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Nielsen Company Profit-sharing Retirement and 401(k) Plan

By:	The Nielsen Company
By:	/S/ ROBERT KELDERHOUSE
Name:	Robert Kelderhouse
Title:	SVP – Treasurer
Date:	June 28, 2004